Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Net income (loss) attributable to the Company	$100,978	$79,466	$164,384	$153,902	$(3,595)	$84,883	$257,832
Provision for income taxes	34,587	26,863	56,387	49,038	5,677	28,743	87,595
Equity in (earnings) losses from real estate ventures	(22,103)	(2,682)	(5,745)	11,379	58,867	5,462	(12,216)
Operating distributions from real estate ventures	7,996	555	593	188	157	1,064	11,560
Fixed charges	59,599	59,314	79,621	84,295	93,666	71,907	47,682

Total Earnings	$181,057	$163,516	$295,240	$298,802	$154,772	$192,059	$392,453

Fixed Charges:
Interest expense	$26,779	$28,462	$38,140	$47,469	$57,073	$34,932	$18,362
Applicable portion of rent expense[1]	32,820	30,852	41,481	36,826	36,593	36,975	29,320

Total Fixed Charges	$59,599	$59,314	$79,621	$84,295	$93,666	$71,907	$47,682

Ratio of Earnings to Fixed Charges	3.04	2.76	3.71	3.54	1.65	2.67	8.23

1	Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.